OPERATING AGREEMENT

OF

Management: Continental Ground, LLC

(A North Carolina Limited Liability Company)

OPERATING AGREEMENT
OF
Management: Continental Ground, LLC

This OPERATING AGREEMENT OF Management: Continental Ground, LLC is hereby adopted and approved by the Members, as defined below, and confirmed and agreed to by Management: Continental Ground, LLC, a State of North Carolina limited liability company (the "Company"), effective as of November 1, 2024.

WHEREAS, the Company was formed as a State of North Carolina limited liability company upon the filing of its Articles of Organization with the office of the North Carolina Secretary of State under and pursuant to the North Carolina Limited Liability Company Act (the "Act");

NOW, THEREFORE, the Company and its Members hereby set forth and adopt the operating agreement (within the meaning of the Act) of the Company in its entirety, as follows:

ARTICLE I
DEFINITIONS

1.01   Definitions: Whenever used in this Agreement, the following terms shall have the meanings set forth below:

"Act" means the North Carolina Limited Liability Company Act, as from time to time amended, and any successor to the Act. Any reference in this Agreement to a specific statutory provision of the Act shall, unless otherwise specifically excluded, include any successor provision(s) to the referenced provision.

"Affiliate" means any Person that, directly or indirectly, owns or Controls any other Person on an aggregate basis, including all beneficial ownership and ownership or Control as a trustee, guardian, or other fiduciary, or that is controlled by or is under common control with such other Person.

"Agreement" means this Operating Agreement of the Company and all schedules and exhibits hereto, as from time to time hereafter amended.

"Articles of Organization" means the Articles of Organization of the Company filed with the office of the State of North Carolina Secretary of State, as amended or restated from time to time.

"Approve" means, with respect to a Manager, company official, Member, or Organizer and a decision or other action to be taken by the managers, company officials, members, or organizers, as the case may be, (i) the affirmative vote of that person at a meeting of the managers or other applicable company officials, members, or organizers, as applicable, or (ii) any other expression of assent to the action to be taken that is made in the manner or form required to establish the assent of the members of the Company.

"Capital Account" shall have the meaning set forth in Section 3.03 of this Agreement.

"Capital Contribution" shall be the amount the Members contribute to the Company.

"Code" means the Internal Revenue Code of 1986 and any successor statute, as the same may be amended from time to time. Any reference in this Agreement to a specific statutory provision of the Code shall, unless otherwise specifically excluded, include any successor provision(s) to the referenced provision.

"Company" means Management: Continental Ground, LLC, a State of North Carolina limited liability company.

"Control" (including, with correlative meanings, the terms "controlled by," "controlling," and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

"Dissolution Event" shall have the meaning set forth in Section 9.01 of this Agreement.

"Distributable Cash" shall mean monies which, at the discretion of the Managers, are available for distribution to the Members after the Company has paid or made due provision by providing reserves with respect to all reasonable capital needs and all liabilities to creditors of the Company for operating expenses, capital improvements, capital replacements, contingent liabilities, and debt payments (whether such monies arise from operations, refinancing or a sale of all or any portion of real property).

"Entity" means any foreign or domestic corporation, partnership, limited liability company, trust, estate, unincorporated organization, joint venture, association, or other entity, governmental body, or regulatory authority.

"Income" and "Loss" means, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Income and Loss pursuant to this definition shall be added to such income or loss;

(b)   There shall be subtracted from such income or loss any expenditures of the Company not deductible in computing its taxable income or not properly chargeable to the Capital Account (and that are not otherwise taken into account in computing Income and Loss pursuant to this definition), any expenditures contemplated by section 709 of the Code (except for amounts with respect to which an election is properly made under section 709(b) of the Code), and any expenditures resulting in a deduction for a loss incurred in connection with the sale or exchange of Company property that is disallowed to the Company under sections 267(a)(1) or 707(b) of the Code;

(c)   Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the book value of the disposed of property, notwithstanding that the adjusted tax basis of such property differs from its book value;

(d)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account depreciation as computed on the Company's books and records for accounting purposes and

(e)   Notwithstanding any other provision of this definition, any items that are specially allocated pursuant to Exhibit C of this Agreement shall not be taken into account when computing income or loss.

After taking into account the foregoing adjustments to taxable income, if the result is an excess of income and gains over expenditures and deductions, the Company shall be treated as having "Net Income," and if the result is an excess of expenditures and deductions over income and gains, the Company shall be treated as having "Net Loss."

"Majority in Interest" means a member or members owning more than 50% of the units of the LLC.

"Manager" means the Person or Persons appointed by the Class A Members to serve as Manager, and any other Person that succeeds such Manager in the capacity as a manager of the Company, and any other Person(s) who may be elected to act as a manager of the Company, during the period in which any such Person is serving as the manager of the Company as provided in this Agreement or under the Act, but does not include any Person that has ceased to be a Manager of the Company. The terms "Managers" and "Management" each mean the Manager at such time or times as the Company may have only one Manager and mean the Managers as a group at such time or times as the Company may have more than one Manager.

"Member" means each Person designated as a member of the Company on Exhibit B hereto and any other Person or Persons that shall become a member of the Company in accordance with this Agreement during the period in which each such Person is a member of the Company as provided pursuant to this Agreement, but does not include any Person who has ceased to be a member of the Company. "Members" refers to such Persons as a group. At any time that there is only one Member of the Company, the term "Members" when used in this Agreement shall refer to the one Member.

"Ownership Interest" means all of a Member's legal and equitable rights in the Company, including, without limitation, the Member's share of the profits and losses of the Company, the right to receive distributions of the Company's assets, any right to vote (except as such right to vote is expressly limited herein) and any rights to participate in the management of the Company as provided in this Agreement.

"Permitted Transferee" shall have the meaning set forth in Section 8.03(a) of this Agreement.

"Person" means an individual, a custodian for any individual under any jurisdiction's Uniform Transfers to Minors Act or similar statute, a trust or a trustee on behalf of a trust, a guardianship or guardian on behalf of a guardianship, or any Entity.

"Regulations" means the temporary and final regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Super Majority in Interest" means, with respect to all or any referenced group of Members, a combination of any of such Members who own, in the aggregate, at least sixty-six and two-thirds percent (66.67%) of the Units owned by all or such referenced group of Members.

"Units" means the Units that collectively constitute all of the Ownership Interests in the Company. Each individual Unit constitutes a fractional part of the Ownership Interest of each Member in the Company, representing the relative interest, rights, and obligations a Member has with respect to certain economic rights and other items pertaining to the Company set forth in this Agreement. Unless otherwise provided herein, references in this Agreement to "Units" of a Member shall include all or the portion of such Member's Ownership Interest that is represented by or attributable to, or otherwise relates to such Units. The Company may issue whole, as well as fractional, numbers of Units and/or owned by Member and other transferees of Units. Each Member's respective numbers of Units are set forth in Exhibit B, attached hereto.

As such, <u>Exhibit B</u> may be amended from time to time to reflect transfers or additional issuances of Units in accordance with the terms of this Agreement

1.02 <u>Successor Statutes and Agencies; Global Terms</u>. Any reference contained in this Agreement to specific statutory or regulatory provisions or to specific governmental agencies or entities shall include any successor statute or regulation, or agency or entity, as the case may be. Unless otherwise specified, the references to "Section" and "Article" in this Agreement are to the Sections and Articles of this Agreement. When used in this Agreement, words such as "herein," "hereinafter," "hereof," "hereto," and "hereunder" shall refer to this Agreement as a whole unless the context clearly requires otherwise. The use of the words "include" or "including" in this Agreement shall be by way of example rather than by limitation.

ARTICLE II
ORGANIZATION, OFFICES, PURPOSE, AND TERM

2.01 <u>Formation</u> The Company was formed as a limited liability company pursuant to the Act on April 30, 2024, upon the filing of the Articles of Organization of the Company with the State of North Carolina Secretary of State. Avery Washington (the "<u>Organizer</u>") acted as the organizer of the Company. The Organizer's actions and conduct in connection with the organization of the Company are hereby ratified and adopted by the Company as actions and conduct by and on behalf of the Company. They are deemed to be in its best interest. The organizational activities for which the Organizer was responsible having been completed, the Organizer is hereby relieved of any further duties and responsibilities in that regard, and the Company and its Members hereby agree to indemnify and hold harmless the Organizer for any loss, liability, or expense arising from the Organizers' actions or conduct in such capacity. Avery Washington was admitted as the initial Member of the Company.

2.02 <u>Operating Agreement</u> The Members and the Company hereby execute and deliver this Agreement for the purpose of governing and regulating the affairs of the Company and the conduct of its business in accordance with the provisions of the Act. It is hereby agreed that during the term of the Company set forth in Section 2.06, the rights and obligations of Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement to the greatest extent permitted by law, and where the Act provides that such rights and obligations specified in the Act shall apply "unless otherwise provided in an operating agreement" or words of similar effect, such rights and obligations shall be as set forth in this Agreement to the greatest extent permitted by law.

2.03 <u>Name.</u> The name of the Company shall be "Management: Continental Ground, LLC," and its operations shall be conducted under such name; <u>provided</u>, <u>however</u>, that the operations of the Company may be conducted under any other name deemed necessary or desirable by the Manager or as may be necessary to comply with the requirements of any jurisdiction in which the Company may conduct operations.

2.04 <u>Offices and Registered Agent</u>. The principal office of the Company shall be located at such place as shall be determined by the Manager. In addition, the Company may maintain such other offices as the Manager may deems advisable at any other place or places. The registered agent of the Company for service of process is located at Starling Law Firm, PLLC, 3566 Henderson Dr., Jacksonville, NC 28546. The principal office of the Company is 209 Corey Court, Jacksonville, NC 28546. The Manager may change the registered agent and registered office of the Company to such other agent or office as may be permitted under the Act, upon satisfaction of the requirements for making such a change as are set forth under the Act.

2.05   Purpose. The principal purpose and business of the Company shall be to conduct real estate development activities. The Company shall have any and all powers that are necessary or desirable to carry out the purposes and business of the Company to the extent the same may be legally exercised by limited liability companies under the Act. Further, the Company may engage in any lawful business for which limited liability companies may be organized under the Act, subject to the restrictions of Internal Revenue Code ("IRC") § 4975 and/or The Employee Retirement Income Security Act of 1974 ("ERISA"), upon an affirmative vote of the Majority in Interest of the Members approving such business. The Company shall carry out the foregoing activities pursuant to the arrangements set forth in the Articles of Organization and this Agreement.

2.06   Term. The term of the Company commenced on April 29, 2024, the date on which the State of North Carolina Secretary of State issued the certificate of organization. The Company shall continue in existence in perpetuity unless the Company's Articles of Organization are amended to provide for a definite period of duration, in which case the Company shall continue in existence until the close of business on the last day of such period or unless the Company is sooner dissolved and its affairs wound up in accordance with the provisions of this Agreement or the Act.

2.07   Income Tax Classification of Company. At such time or times as the Company may be treated for purposes of federal income taxation as having more than one owner, the Company shall be classified as a partnership for purposes of federal income taxation in accordance with Regulations section 26 C.F.R. 301.7701-3, unless and until a Super Majority in Interest of the Members give their written consent to the Company's making an affirmative election with the United States Internal Revenue Service to be classified for federal income tax purposes as an association taxable as a corporation.

ARTICLE III
MEMBERS, OWNERSHIP INTERESTS, CAPITAL CONTRIBUTIONS, AND CAPITAL ACCOUNTS

3.01   Capital Contributions

(a)   Each Member has contributed cash or assets to the Company in the amount or value set forth on Exhibit B.

(b)   If the Members, by a Super Majority, determine that the Company requires additional capital for carrying out the purpose of the Company and the Members should provide that capital, each Member shall be obligated to make such additional contributions (each an "Additional Capital Contribution") to the Company within the time period determined by the Members. The Additional Capital Contribution shall be made in proportion to their respective Ownership Interest in the Company. In the event any Member fails to fulfill any commitment to contribute additional capital (the "Defaulting Member"), the remaining Members who have contributed their entire share of the required Additional Capital Contribution (the "Lending Members") may contribute to the Company all or any portion of the Defaulting Member's unpaid Additional Capital Contribution. All amounts so contributed by the Lending Members shall be considered a loan to the Defaulting Member bearing interest at the prime rate of interest (as most recently listed in the "Money Rates" section of *The Wall Street Journal* as of the due date for the Additional Capital Contribution) plus two percent (2%) per annum, compounded annually, until repaid.

(c)   A Member shall have no obligation to make any capital contributions to the Company beyond the capital contributions described in Sections 3.01(a) and 3.01 (b) above unless such

Member shall otherwise agree in writing. A Member shall not be entitled to interest on any capital contributions or to a return of any capital contributions except as specifically provided herein.

(d)   The name, address, and number of Ownership Interests of each Member are as listed on Exhibit B attached hereto, which Exhibit may be amended by the Managers without obtaining the consent or approval of the Members as otherwise required by Section 10.01 as of the effectiveness of any subsequent transfer or issuance of any Ownership Interest(s) that are in accordance with this Agreement.

3.02   Ownership Interests. There shall be four types of Ownership Interests: Class A, Class B, Class C, and Class D Ownership Interests. Each class has different rights and responsibilities.

(a)   Owners of Class A Ownership Interests ("Class A Members") shall designate the Manager and shall have the right to vote and distributions.

(b)   Owners of Class B Ownership Interests ("Class B Members") shall not have the right to vote or manage the operations of the Company but shall have the right to certain distributions as described in Section 4.02.

(c)   Owners of Class C Ownership Interests ("Class C Members") shall not have the right to vote or manage the operations of the Company but shall have the right to certain distributions as described in Section 4.02.

(d)   Owners of Class D Ownership Interests ("Class D Members") shall not have the right to vote or manage the operations of the Company but shall have the right to certain distributions as described in Section 4.02.

3.03   Liability of Members. A Member shall not be liable for the debts, liabilities, or obligations of the Company beyond the capital contributions the Member has made, is obligated under Section 3.01(b) to make, or has agreed to make in writing as required under Section 3.01. Except as otherwise expressly provided herein, a Member shall not be required to contribute to the capital of or to loan any funds to the Company.

3.04   Capital Accounts. The provisions of this Section 3.03 shall apply at all times during which the Company is treated as a partnership for federal tax purposes. During all such times, the Company shall maintain separate capital accounts (each a "Capital Account") for each Member pursuant to the principles of this Section 3.04 and Regulations section 1.704-1(b)(2)(iv). The initial Capital Account with respect to the Ownership Interests of each initial Member shall be the initial amounts contributed to the Company in exchange for the Ownership Interests under Section 3.01(a). In the maintenance of Capital Accounts for the Members, the following provisions shall apply:

(a)   To each Member's Capital Account there shall be credited the amount of any cash and the agreed fair market value of any other property contributed by such Member as an additional capital contribution, such Member's distributive share of Income and Net Income, any items in the nature of income or gain that are specially allocated to such Member pursuant to Exhibit C to this Agreement, and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company property distributed to such Member.

(b)   To each Member's Capital Account, there shall be debited the amount of cash and the fair market value of any other Company property distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Loss and Net Loss, any items in the nature of deduction or loss that are specially allocated to such Member pursuant to Exhibit C to this Agreement, and the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company, or any liabilities owed by the Member to the Company.

(c) In the event that the values of the Company assets are adjusted in accordance with Regulations section 1.704-1(b)(2)(iv)(*f*), the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate adjustments as if the Company recognized gain or loss equal to the amount of such aggregate adjustment and allocated such gain or loss to the Members at such time pursuant to the terms of this Agreement.

(d) In accordance with Regulations section 1.704-1(b)(2)(iv)(*e*), upon any actual or deemed distribution to a Member of any Company property (other than cash or cash equivalents), the Capital Accounts of all Members shall, immediately prior to any such distribution, be credited or debited to reflect any unrealized gain or unrealized loss attributable to such distributed property, as if such unrealized gain or unrealized loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to the fair market value of such property, and had been allocated to the Members at such time pursuant to the provisions of this Agreement.

The provisions of this Section 3.04 and other portions of this Agreement relating to allocations and the proper maintenance of Capital Accounts are designed and intended to comply with the requirements of Regulations section 1.704-1(b). The Members intend that such provisions be interpreted and applied in a manner consistent with such Regulations. The Managers are authorized to modify the manner in which the Capital Accounts are maintained if the Managers determine, after consultation with the Company's tax advisors, that such modification (i) is required or prudent to comply with the Regulations and (ii) is not likely to have a material adverse effect on the amounts distributable to any Member of the Company.

3.04 Withdrawal or Reduction of Contributions to Capital.

(a) No Member shall have the right to withdraw all or any part of his, her, or its capital contributions or to receive any return on any portion of his, her, or its capital contributions, except as may be otherwise specifically provided in this Agreement. Under circumstances involving a return of any capital contributions, no Member shall have the right to receive property other than cash.

(b) Except as set forth in Article IV, no Member shall have priority over any other Member, either as to the return of capital contributions or as to Net Income, Net Loss, or distributions, provided, however, that this subsection shall not apply to loans (as distinguished from capital contributions) that a Member has made to the Company.

ARTICLE IV
ALLOCATIONS AND DISTRIBUTIONS

4.01 Allocation of Income and Loss. After first giving effect to any required allocations provided in Exhibit C attached hereto, for purposes of maintaining Capital Accounts and in determining the rights of the Members among themselves, the Company's Income, Net Income, Loss, and Net Losses (including items thereof) shall be allocated to the Members in proportion to their respective numbers of Ownership Interests; provided, however, that no Members shall be required to make any additional capital contribution to the Company to fund losses of the Company, except as the Member shall otherwise be required to make under Section 3.01.

4.02   Distributions.

(a)   Subject to any non-discretionary restrictions or limitations regarding distributions imposed on the Company by the Act or under any loan agreements, other financing documents, or other contracts or agreements to which the Company or its property may be subject, the Manager may cause the Company to make distributions of Distributable Cash or other Company property in such aggregate amounts as the Members may determine, at any time and from time to time. Any such distributions shall be made to and among the Members in proportion to their respective Ownership Interests (taking into account any reductions be made for any Members who have received tax distributions pursuant to Section 4.05 below). The Distributable Cash shall be distributed as follows:

(i)   First, to the Class B Members and Class D Members, if any, until they receive 8% of the value of their Capital Contributions for the fiscal year (a "Dividend") (8% of the value of the Capital Contribution paid each year over five years shall be the "Class D Maximum Dividend");

(ii)   Next, to the Class B Members, if any, until the total Distributable Cash received is 12% of the value of their Capital Contributions for the fiscal year (a "Dividend") (12% of the value of the Capital Contribution paid each year over five years shall be the "Class B Maximum Dividend");

(iii)   Then, the remainder of the Distributable Cash will be distributed as follows: 90% to Class A Members, 10% to Class C Members, if any;

(iv)   If any of the Distributable Cash remains, it shall be distributed to the Class A Members.

(b)   The Manager shall have the right to cause the Company to apply all or any portion of any amount of a distribution otherwise distributable to a Member against any advances or other sums then due and owing to the Company from or on behalf of such Member, including, without limitation, (i) tax withholding advances under Section 4.05 that are not repaid, and (ii) unpaid Additional Capital Contributions required pursuant to Section 3.01(b). The portion of any such distribution so applied as a set-off against amounts due and owing shall, even though not physically distributed to the Member, be treated as a distribution with respect to the Member's Ownership Interest for purposes of this Agreement, including, but not limited to, the determination of the Member's Capital Account balance and the amount of future allocations and distributions to which the Member is entitled. In addition, to the extent the amount applied is being set off for payment of an unpaid Additional Capital Contribution, the amount shall be treated as a Capital Contribution by the Member as of the date of the distribution so applied.

4.03   Allocations for Tax Purposes; Effect of Change of Ownership Interests. Except as otherwise provided herein, each item of income, gain, loss, or expense of the Company shall be allocated to the Members in the same manner as allocations are made for book purposes pursuant to Section 4.01. If (i) there is a transfer of, or issuance of any additional, Ownership Interests in the Company other than as of the end of a calendar year, and (ii) after such transfer or additional issuance, the Company is treated as a partnership for federal income tax purposes, then all items to be allocated, credited, charged or distributed for such year shall be prorated in accordance with section 706 of the Code, using any convention permitted by law and selected by the Manager; provided, however, that if the Company utilizes the cash method of accounting, certain "allowable cash basis items" as defined in Code section 706(d)(2) shall be allocated as therein specified. Selection of the specific allowable method shall be made by the Members unless a transferor Member and a transferee themselves specify, with respect to the transferred Ownership Interests, a method that is permitted under the Code. A Member shall have no liability to any Member in connection with the determination of each Member's share of prorated allocations of income or losses if such allocations were made in good faith in accordance with the terms of this Agreement or in reliance on the advice of the Company's accountants or tax counsel.

4.04   Partnership Tax Items and Modifications to Allocations. At any time during which the Company is treated as a partnership for federal income tax purposes, the following provisions shall apply:

(a)   The Managers, in their sole discretion, may cause the Company to elect pursuant to section 754 of the Code and the Regulations to adjust the basis of the Company assets as provided by sections 743 or 734 of the Code and the Regulations thereunder. The Company shall make such other elections for federal income tax purposes as may be determined by the Managers, acting in its sole and absolute discretion.

(b)   The Managers shall prepare and execute any amendments to this Agreement, which amendments need not be approved by the Members as otherwise required under Section 5.01(c) to become effective, as are necessary for the Company to comply with the provisions of Regulations sections 1.704-1(b), 1.704-1(c), and 1.704-3 upon the happening of any of the following events: (i) a liquidation of the Company within the meaning of Regulations section 1.704-1(b)(2)(ii)(g), other than a constructive termination of the Company pursuant to Code section 708(b)(1)(B); or (ii) the contribution or distribution of any property, other than cash, and other than a *de minimis* amount, to or by the Company. Under any other circumstance, the Managers shall prepare and execute any amendments to this Agreement as are necessary for the Company to comply with the provisions of Regulations sections 1.704-1(b), 1.704-1(c) and 1.704-3, but only if the Managers determine that such amendment (iii) is required or prudent to comply with the Regulations and (iv) is not likely to have a material effect on the amounts distributable to any Member of the Company.

(c)   A "Partnership Representative" shall be selected to serve as the Company's "tax matter partner" within the meaning of the Code. The Partnership Representative shall be selected by the Managers. The Partnership Representative may make the election to opt out of the partnership audit rules pursuant to Code § 6221(b), to elect company-level payment of tax underpayment pursuant to Code § 6225, or elect the alternate procedure for the payment of tax underpayment pursuant to Code § 6226. The Partnership Representative shall have the duty to notify the Company and all Members of any tax audits or judicial proceedings and of any determinations, communications, or adjustments made by the IRS or other taxing authorities regarding the tax liabilities of the Company and/or the Members as a result of the operations of the Company. The Partnership Representative is authorized and required to represent the Company in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Members agree to cooperate with the Partnership Representative and to do or refrain from doing any or all things reasonably required by the Partnership Representative to conduct such proceedings. Any direct out-of-pocket expense incurred by the Partnership Representative in carrying out his, her, or its obligations hereunder shall be allocated to and charged to the Company as an expense of the Company for which the Partnership Representative shall be reimbursed. The Company's Partnership Representative shall be Avery Washington.

(d)   In accordance with section 704(c) of the Code and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for income tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value (as agreed by the Company and the contributing Member) at the time of contribution. If any Company asset has been revalued on the books of the Company and the Capital Accounts of the Members adjusted under section 1.704-1(b)(2)(iv)(f) of the Regulations, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its adjusted book value in the same manner as, but not necessarily under the same convention(s) or method(s) specifically used by the Company for its allocations actually made or to be made by the Company, under section 704(c) of the Code and the Regulations thereunder.

4.05   Tax Withholding. The Managers shall be, and hereby are, authorized to cause the Company to pay, on behalf of or with respect to any Member any amounts to a federal, state or local taxing authority as may be necessary for the Company to comply with tax withholding provisions of the Code, the North Carolina General Statutes, or other income tax or revenue laws of any applicable taxing authority, whether because the Member is considered a nonresident for North Carolina income tax purposes or not to be a "United States person" for federal income tax purposes or for any other reason. Any such amount paid by the Company shall be treated as a distribution by the Company to such Member and shall be offset against any distribution otherwise due to the Member. In addition, if the amount of any such tax withholding or payment exceeds the amount of unpaid distributions otherwise owing to such Member with respect to the year or other period for which such tax payment was made, the Company shall, in the sole discretion of the Managers, either treat such excess amount as an offset against any future distributions to be made to such Member or require the Member on whose behalf such payments were made to reimburse the Company for such excess amount.

4.06   Limitation on Distribution. Notwithstanding Section 4.02 hereof, no distribution shall be declared and paid if payment of such distribution would cause the Company to violate any limitation on distributions provided in the Act, in any other applicable law, or pursuant to any contractual obligations of the Company with lenders or other Persons.

ARTICLE V
MANAGEMENT

5.01   Management.

(a)   The Managers shall manage the business and affairs of the Company. The Manager may delegate prescribed functions to any employee, agent, or consultant.

(b)   In addition to the powers and authorities expressly conferred by this Agreement upon the Managers, the Managers shall have full and complete authority, power, and discretion to manage and control the business of the Company, to make all decisions regarding those matters, and to perform any and all other acts or activities customary to or incident to the management of the Company's business, except only as to those acts and things as to which approval by the Members is expressly required by the Company's Articles of Organization, this Agreement, the Act, or other applicable law. At any time when there is more than one Manager, the act of the Managers shall be the affirmative vote of a Majority in Voting Interest of the Managers unless the approval of a greater number of the Managers is otherwise required pursuant to this Agreement or the Act. The Managers are herein selected in Section 5.02 of the Agreement.

(c)   Notwithstanding the authority, power, and discretion granted to the Managers under Section 5.01 (a) to manage and control the business of the company, the consent of the Members must be obtained for certain actions, as follows:

(i)   The consent of Super Majority in Interest of the Class A Members must be obtained to amend the Company's Articles of Organization or this Agreement (except as otherwise specifically provided elsewhere herein).

(ii)   The consent of a Super Majority in Interest of the Class A Members must be obtained to approve any sale, transfer, or other disposition of all or substantially all of the assets of the Company other than in the ordinary course of business prior to the Company's dissolution and winding up under the Act.

(iii)   The consent of Super Majority in Interest of the Class A Members must be obtained to approve any voluntary dissolution of the Company, as provided in Section 9.01 (b).

(iv)   The consent of Super Majority in Interest of the Class A Members must be obtained to merge or convert the Company with or into another Entity.

(d)   Any instrument regarding a matter approved by the Managers and/or Members, as appropriate, in accordance with this Section 5.01 may be executed and delivered on behalf of the Company by any Manager, including any deed, deed of trust, note or other evidence of indebtedness, lease agreement, security agreement, financing statement, contract of sale, or other instrument purporting to convey or encumber, in whole or in part, any or all of the assets of the Company, at any time held in its name, or any receipt or compromise or settlement agreement with respect to the accounts receivable and claims of the Company; no other signature shall be required for any such instrument to be valid, binding, and enforceable against the Company in accordance with its terms. All Persons may rely thereon and shall be exonerated from any and all liability if they deal with a Manager on the basis of documents approved and executed on behalf of the Company by a Manager. Any Person dealing with the Company, its Manager(s), or its Members may rely upon a certificate signed by a Manager as to: (i) the identity of the Members, Members or Managers(s); (ii) acts by the Members, Members or Managers(s); (iii) any act or failure to act by the Company; or (iv) any other matter whatsoever involving the Company or any Manager.

(e)   Any action taken by Managers may be evidenced by a written consent, signed and executed by the number of Managers whose affirmative vote is required for such action by the Company to be effective under this Section 5.01.

(f)   The Manager shall devote so much of its time as it determines to be necessary for the efficient operation and management of the Company's business.

(g)   All actions taken by the Manager on behalf of the Company from the date of its organization to the date of this Agreement are ratified and confirmed.

5.02   Selection, Death, or Resignation of Manager(s)

(a)   The Company shall have at least one Manager. Upon the determination of a Super Majority in Interest of the Class A Members, as evidenced in a written amendment to the Agreement, the Members may, from time to time, increase or decrease the number of Managers, but the total number of Managers shall never be reduced below one.

(b)   A Manager shall serve as Manager until his, her, or its death (if a human being), dissolution and liquidation (if an Entity), resignation, or removal as provided herein or in the Act. Upon a Manager's death, dissolution and liquidation, resignation, or removal, a successor Manager shall be elected upon the determination of a Majority in Interest of the Members, and the successor Manager shall thereupon proceed to serve as the Manager.

(c)   A Manager may, but need not be, a resident of the State of North Carolina.

(d)   The name and consent of the Manager and any additional or successor Manager to serve in such capacity shall be evidenced in the form of Exhibit A attached hereto and made a part hereof.

5.03   Removal. Any person holding any position designated as a Manager may be removed from said position without cause only upon the determination and vote of a Super Majority of the Class A Members. Any Person holding a position designated as a Manager may be removed from such position for cause upon the determination of a Majority in Interest of the Members, excluding the Manager. A Manager removed under this Section 5.04 shall thus cease to serve as Manager, and another Person elected as a Manager may proceed to serve in the place of the removed or replaced Manager as provided in Section 5.03. Any such removal shall be effective as determined by the Members agreeing to remove the Manager.

For purposes of this Section 5.03, "cause" shall mean an adjudication, by a court of competent jurisdiction, that a Manager or, in the case of a Manager that is an Entity, a Person in Control of such Entity: (i) is mentally incompetent; (ii) has been guilty of gross negligence or willful misconduct with respect to Company business; (iii) has materially breached the terms of this Agreement and failed to cease and correct such breach within a reasonable time after written notice thereof from any Member or other Manager; or (iv) has knowingly provided false information, materially affecting Company business, to any Member or Manager.

5.04   Resignation. Any Manager of the Company may resign at any time by giving written notice to each Member. The resignation of any Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the resigning Manager's rights as a Member under this Agreement.

5.05   Procedure upon Change of Manager(s). Upon any change in the identity of the Managers(s) of the Company, the remaining or successor Managers(s) shall promptly, and within such period(s) as may be required under applicable law, (i) notify each Member; (ii) obtain all necessary signatures; (iii) amend Exhibit A attached hereto to confirm any new Manager's agreement to serve in such position, which amendment may be made by the Managers without obtaining the consent or approval of Members as otherwise required under Section 5.01(c), as long as the selection of such Manager has been approved as provided under this Agreement; and, if required by the Act or any other governing law or regulation, (iv) file any documents as may be necessary to reflect any removed Manager's ceasing to be a Manager of the Company, any new Manager's becoming a Manager of the Company, and any other information that may be required in connection with such change in Manager(s).

5.06   Compensation. A Manager shall receive no compensation, whether in the form of a management fee or otherwise, for serving in such capacity unless such compensation is approved by a Super Majority in Interest. All changes in compensation must be approved by a Super Majority in Interest. No Manager shall be prevented from receiving such fees or compensation, however, by reason of the fact that such Manager is also a Member of the Company.

5.07   Self-Dealing. A Manager may enter into a business transaction with the Company if the terms of the transaction are no less favorable to the Company than those of a similar transaction with an independent third party. Approval or ratification by Members having no interest in the transaction constitutes conclusive evidence that the terms satisfy the foregoing condition. Additionally, a Manager may not use their official authority, control or responsibility to personally benefit from the use of the business assets or services.

5.08   Books and Records Requirements.

(a)   The Company's books shall be kept in accordance with generally accepted standard accounting practices.

(b)   The Company's books shall be maintained in the office of the Company and shall include all Company financial information, a current list of the full name and last known business address of each Member, the Articles of Organization, and the Certificate of Organization of the Company and any amendments thereto, and the Company's federal, state, and local income tax returns and reports, if any, for the seven most recent years.

(c)   Any Members shall have the right to examine all books and records of the Company.

5.10   Tax Information. The Company shall deliver to each Member as soon as possible after the end of each taxable year the information relating to the Company necessary for the preparation of the Members' federal income tax returns.

ARTICLE VI
ACTIONS AND DUTIES OF THE MEMBERS

6.01   Actions of Members. Any actions taken by the Members, including the removal of a Manager and the election of a successor Manager, shall be in accordance with the affirmative vote or written consent of the Members holding the requisite authority necessary to take such action, to the extent such a vote is required for such action. The voting requirements for action by the Members set forth this Agreement are intended to override, to the greatest extent permitted under applicable law, the default provisions regarding voting and approval by the Members contained in the Act.

6.02   Meetings of Members. There shall be no required meetings of the Members, whether annually or otherwise.

6.03   Fiduciary Duties and Obligations. A Member shall have no fiduciary duties of loyalty or otherwise with respect to the Company.

ARTICLE VII
LIMITATION OF LIABILITY AND INDEMNIFICATION
OF MANAGERS AND MEMBERS

7.01   Limitation of Liability. No Manager or Member of the Company shall be liable to the Company or its Members for monetary damages for an act or omission in such Person's capacity as a Manager or a Member, except as provided in the Act in the case of a Manager for (i) acts or omissions that the Manager knew at the time of the acts or omissions were clearly in conflict with the interests of the Company, (ii) any transaction from which the Manager derived an improper personal benefit, (iii) acts or omissions occurring prior to the effective date of this Agreement, except for indemnification which is hereby approved by all of the Members for and to the extent of any liability or damages arising by reason of the Manager's gross negligence or willful misconduct with respect to Company business, or (iv) distributions in violation of the Act or this Agreement. If the Act is amended to authorize action further eliminating or limiting the liability of the Managers and Members, then the liability of the Managers and Members to the Company shall be eliminated or limited to the fullest extent permitted by the Act as so amended. Any repeal or modification of this Section shall not adversely affect the right or protection of a Manager or Member existing at the time of such repeal or modification.

7.02   Reimbursements; Indemnification. As long as incurred in a manner that conforms with the provisions of this Agreement and the Act, each Member and Manager shall be reimbursed by the Company for his, her, or its reasonable costs and expenses incurred or advanced in the ordinary course of, and on behalf of, the Company's business or for the formation and organization of the Company (including, but not limited to, reasonable legal, accounting, filing, and other fees), even if incurred prior to the date of formation of the Company or execution of this Agreement. The Company shall indemnify the Managers and Members to the fullest extent permitted or required by the Act, as amended from time to time. The Company may advance expenses to be incurred by a Manager or Member upon application therefor and the receipt by the Company of an agreement by the Manager or Member to repay the Company for such advances if the Manager or Member receiving such advances is found by a court of competent jurisdiction, upon entry of a final judgment, to have violated any of the exceptions to limitation of liability contained in Section 7.01 or in the Act, which shall be deemed to preclude indemnification. The Company may also indemnify its employees and other representatives or agents up to the fullest extent permitted under the Act or other applicable law. Any promissory note executed by or in connection with a request for indemnification shall be deemed paid and satisfied in full if it shall ultimately be determined that such Person is entitled to be indemnified by the Company against such expenses.

7.03   Other Rights. The indemnification provided by this Agreement shall: (i) be deemed exclusive of any other rights to which a Person seeking indemnification may be entitled under any statute, agreement, vote of Members or disinterested Members, or otherwise, both as to action in official capacities and as to action in another capacity while holding such office; (ii) continue as to a Person who ceases to be a Manager or Member; (iii) inure to the benefit of the estate, heirs, executors, administrators, or other successors of an indemnitee; and (iv) not be deemed to create any rights for the benefit of any other Person.

ARTICLE VIII
TRANSFERABILITY OF OWNERSHIP INTERESTS

8.01   Transferability of Ownership Interest or Ownership Interests. The term "transfer," when used in this Agreement with respect to an Ownership Interest, includes a sale, assignment, gift, pledge, exchange, or other disposition. A Member shall not at any time transfer any of his, her, or its Ownership Interest or Ownership Interests except in accordance with the conditions and limitations set out in this Article VIII, or if such transfer would result in a prohibited transaction under the Code. Except as provided in Sections 8.02, 8.03, 8.04, or 8.05, any attempted transfer or assignment of Ownership Interests or any portion of an Ownership Interest for any reason shall be void *ab initio* and shall not be recognized by the Company for any purpose. Any transferee of Ownership Interests by any means shall have only the rights, powers, and privileges set out in Section 8.04 or otherwise provided by law and shall not become a Member of the Company except as provided in this Article VIII.

With respect to a Member that is an Entity, a change in the control of the Entity is an indirect Transfer for purposes of this Article VIII.

8.02   Transfers of Ownership Interest.

(a)   Class A Members may not transfer their Ownership Interests except to other Class A Members without consent of all Class A Members. If a Class A Member desires to transfer the Ownership Interest, the transferring Member shall first offer all the other Class A Members the opportunity to purchase the transferring Member's Units by presenting an offer in writing to the other Members (the "Offer"). The Offer shall set forth the price of the Units, the number of Units the Member intends to sell, and any terms or conditions of the purchase. The Class A Member(s) must accept the Offer within 30 days of receiving the Offer by responding in writing to the transferring Member and designating the number of Units the Class A Member intends to purchase and accepting the terms and conditions. Any Class A Member who does not respond within 30 days shall be deemed to have declined the Offer. If more than one Class A Member desires to purchase the Units, the Members may purchase the Units in proportion to their respective Ownership Interests in the Company, unless they otherwise agree. The closing of the purchase shall be not more than 90 days from the date of acceptance of the Offer and no earlier than 30 days from acceptance of the Offer, unless otherwise agreed by the parties to the transaction. If no Member elects to purchase, then the transferring Member may offer the Units to persons other than Members at a price not below nor upon terms different from those stated in the Offer. If the transfer of the Units is not made and consummated within 90 days after the Members declined the Offer, the transferring Member may not thereafter dispose of all or any part of its Units without again offering the Units to all the Members and otherwise complying with this Section 8.02.

(b)   Class B Members may sell their Ownership Interest back to the Company after five years pursuant to the requirements in this Section 8.02(b). The sale price shall be the value of the Capital Contribution plus any Unpaid Dividends. If the Company has not paid the Class B Maximum Dividend, the difference between the Dividends paid and the Class B Maximum Dividend shall be the Unpaid Dividends. Approximately 30 days prior to the end of the fifth year, the Company shall notify the Class B Members of the sale price. Upon receipt of the notice, the Class B Members shall have 30 days to elect in writing to sell their Ownership Interest to the Company.

(i)   If a Class B Member elects to sell the Ownership Interest, the Company shall purchase it within 90 days of the written election.

(ii)   If the Class B Member elects not to sell the Ownership Interests, the Class B Ownership Interests shall convert to Class C Ownership Interests.

(iii)   If the Class B Member elects to sell the Ownership Interest and the Company does not have the funds to make the purchase, the Class B Member shall receive Class C Ownership Interests valued at 115% of the total of the original principal amount and the Unpaid Dividends.

(c)   Class C Members may not transfer their Ownership Interest except in accordance with this Section 8.02(c). Upon the sale of all the real property purchased by the Company or at a time elected by the Company, the Company shall determine the value of the Company (which may be the amount of Distributable Cash) and purchase the Units from the Class C Members. The purchase price shall be the value of the Capital Contribution, assuming there is sufficient Distributable Cash to distribute the entirety of the Capital Contributions. If there is not sufficient Distributable Cash to distribute the entirety of the Capital Contributions, the funds shall be distributed pro rata based on the amount of Capital Contributions owed. If the funds are greater than the Capital Contributions, the Distributable Cash that remains after the distribution of the Capital Contributions shall be distributed amongst the Interest Owners owning Class A, Class B, Class C, and Class D Units pro rata.

(d)   Class D Members may sell their Ownership Interest back to the Company after five years pursuant to the requirements in this Section 8.02(d). The sale price shall be the value of the Capital Contribution plus any Unpaid Dividends. If the Company has not paid the Class D Maximum Dividend, the difference between the Dividends paid and the Class D Maximum Dividend shall be the Unpaid Dividends. Approximately 30 days prior to the end of the fifth year, the Company shall notify the Class D Members of the sale price. Upon receipt of the notice, the Class D Members shall have 30 days to elect in writing to sell their Ownership Interest to the Company.

(i)   If a Class D Member elects to sell the Ownership Interest, the Company shall purchase it within 90 days of the written election.

(ii)   If the Class D Member elects not to sell the Ownership Interests, the Class D Ownership Interests shall convert to Class C Ownership Interests.

(iii)   If the Class D Member elects to sell the Ownership Interest and the Company does not have the funds to make the purchase, the Class D Member shall receive Class C Ownership Interests valued at 115% of the total of the original principal amount and the Unpaid Dividends.

(e)   Any Member that desires to transfer the Owner Interest must provide the Company with (i) the transferee's name, address, and taxpayer identification number, (ii) the number of Units to be transferred to the transferee and evidence reasonably acceptable to the Management of the transfer of such Units to the transferee, and (iii) the transferee's written acceptance, in a form reasonably satisfactory to the Management, of all of the terms and conditions of this Agreement; and

(f)   Any Member that desires to transfer the Owner Interest must obtain the written consent of all Class A Members, which consent may be granted or denied in the sole and absolute discretion of the Class A Members. The Class A Members may, but shall not be required to, condition any such consent on the proposed transferee's have furnished the Company with an opinion of counsel, satisfactory in form and substance to the Management, stating that neither the offering nor the proposed transfer will violate any federal or applicable state securities law and that neither such offering nor the proposed transfer will adversely affect the Company's right to be taxed as a partnership for federal income tax purposes or will result in a "termination" of the Company (within the meaning of section708(b) of the Code) that has a material adverse effect on the Company or the other Members.

8.03   Death of an Owner of Ownership Interests.

(a)   Upon the death of any Person recognized by the Company as an owner of Ownership Interests (whether or not a Member), all or any portion of the decedent's Ownership Interest in the Company may pass, whether by operation of law, under a will or otherwise, and whether indirectly from the decedent's estate or directly from the decedent, to any of the following Persons (each a "Permitted Transferee"):

(i)   The estate of the decedent;

(ii)   The spouse of the decedent;

(iii)   Any trust or trusts for the sole or primary benefit of the spouse of the decedent or

(iv) A general guardian, a guardian of the estate, or a custodian for any Person described in clause (ii) above, under the guardianship law or the Uniform Transfers to Minors Act in any jurisdiction where such Person may be domiciled.

(b) Any such Permitted Transferee under this Section 8.03 shall have only the rights to receive distributions and shall only have that right upon the Permitted Transferee's written acceptance (in a form reasonably satisfactory to the Management) of all the terms and conditions of this Agreement; provided, however, no transfer pursuant to this Section 8.03 shall be valid or recognized by the Company: (1) if made to any nonresident alien, any other Person that is not a "United States person" (as defined by § 7701(a)(30) of the Code), or any other Person with respect to which the Company would have withholding obligations under Chapter 3 of the Code (sections 1441 through 1464 thereof), except with the prior approval of Management; or (2) if the Company is classified as a partnership for purposes of federal income taxation immediately before the proposed transfer of Ownership Interests and such transfer, when taken together with other prior or contemporaneous transfers and assignments of Ownership Interests, would adversely affect the Company's treatment as a partnership for federal income tax purposes or result in a "termination" of the Company within the meaning of § 708(b) of the Code.

(c) Any attempted transfer of all or any portion of a decedent's Ownership Interest to any Person other than a Permitted Transferee in accordance with the provisions of this Section shall not be recognized by the Company for any purpose.

(d) Upon acceptance of the Ownership Interests by the Permitted Transferee or anytime thereafter, the Permitted Transferee may attempt to dispose of the Ownership Interests in accordance with the requirements of Section 8.02.

8.04   Rights of Transferees; Admission of Transferees. Unless and until admitted as a Member of the Company, a transferee of Ownership Interests shall not be entitled to any rights, powers, or privileges of a Member, except that the transferee shall be entitled to receive the distributions and allocations of income, gains, expenses, and losses to which the transferor would be entitled but for the transfer of his, her, or its Ownership Interests, subject to all terms and conditions of this Agreement. A transferee of Ownership Interests may be admitted as a Member of the Company only upon obtaining and providing to the Managers (in the Manager's role on behalf of the Company), all of the following:

(a) The written consent of a Majority in Interest of the Members, which consent may be granted or denied in the sole and absolute discretion of that Majority in Interest of the Members and consent of the Manager; and

(b) An agreement in writing, in a form reasonably acceptable to the Managers, to be bound by all of the terms and conditions of this Agreement.

8.05   Issuance of New Ownership Interests. In addition to the Ownership Interests and capital contributions specifically set forth in this Agreement, the Company may issue additional Ownership Interests to one or more other Persons in exchange for additional capital contributions to the Company. Such additional Ownership Interests or Ownership Interests may be issued in exchange for such amount of capital contributions per Ownership Interests and under such other terms and conditions as may be determined and approved by a Majority in Interest of the Members and the Manager. Upon the issuance of additional Ownership Interests in accordance with this Section 8.05, any Person to which such Ownership Interests were issued shall become a Member of the Company upon (i) the acceptance of all of the terms and conditions of this Agreement, (ii) the making of or agreement to make the capital contributions as may be required in exchange for such Ownership Interests, and (iii) the satisfaction of any other terms and conditions, all as may be determined by or acceptable to all of the Members. Upon the Company's issuance of additional Ownership Interests in accordance with this Section 8.05, Exhibit B of this Agreement shall be amended by the Managers (without requiring the approval of any Members) to reflect the names, addresses, and number of Ownership Interests of all holders of Ownership Interests after taking into account the addition issuance of Ownership Interests.

ARTICLE IX
DISSOLUTION AND TERMINATION

9.01   Dissolution Events. The Company shall be dissolved by the first to occur of the following events (a "Dissolution Event"):

        (a)   If the Company's Articles of Organization are subsequently amended to provide for a definite period of duration for the Company's existence upon the close of business on the last day of such period;

        (b)   Upon the written consent of a Super Majority in Interest of the Class A Members to dissolve the Company;

        (c)   Upon the happening of any event of withdrawal (as defined in the Act) with respect to a Member if the Company no longer has any other Member(s); provided, however, that the Company shall not be dissolved upon the withdrawal of its last Member if, within ninety (90) days of the event of withdrawal of its last Member, the assignee or the fiduciary of such Member agrees in writing that the business of the Company may be continued until the admission of the assignee or fiduciary of the estate or its designee to the Company as a Member, effective as of the occurrence of the event of withdrawal that causes the withdrawal of the last Member; or

        (d)   The entry of a decree of judicial dissolution under the Act.

Notwithstanding any provision of the Act, the Company shall not dissolve prior to the occurrence of a Dissolution Event as set forth above.

Upon the dissolution of the Company, the business and affairs of the Company shall terminate and be wound up, and the assets of the Company shall be liquidated under this Article IX. Dissolution of the Company shall be effective as of the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until there has been a complete winding up and liquidation of the Company's business and affairs, and the assets of the Company have been distributed as provided in Section 9.03. Upon dissolution of the Company, the Managers may cause any part or all of the assets of the Company to be sold in such manner as the Managers shall determine in an effort to obtain the best prices for such assets; provided, however, that the Management may, in its discretion, distribute assets of the Company in kind to the Members to the extent practicable.

9.02   Articles of Dissolution Upon the occurrence of a Dissolution Event and the commencement of winding up of the Company, the Managers (or such other Person or Persons as the Act may require or permit) shall file the appropriate documents as may be required under the Act. In addition, at that time or such other time or times as may be required in connection with the Company's dissolution and winding up, the Managers (or such other Person or Persons as may be responsible for the Company's liquidation) shall cancel any other filings that are or should be canceled and take such other actions as may be necessary to wind up and liquidate the Company. The Company shall be deemed to continue in existence for all purposes of this Agreement until its liquidation is completed pursuant to this Section 9.02. On completion of the distribution of the Company's assets as provided in this Article IX, the liquidation of the Company shall be completed (and the Company shall not be liquidated prior to such time).

9.03   Liquidation. In settling accounts after dissolution of the Company, the assets of the Company shall be paid in the following order and priority:

(a)   First, to the creditors of the Company, in the order of priority as provided by law, excluding Members with respect to their Ownership Interests or capital contributions, but including Members on account of any loans made to, or other debts owed to them by, the Company;

(b)   Next, to all Persons recognized under this Agreement as an owner of Class B and Class D Members, in an amount equal to the positive balances of their respective Capital Accounts, in proportion to their respective amounts of such balances, after such Capital Account balances have been adjusted to give effect to all capital contributions, previous distributions, and allocations of income, gain, loss, or deduction for all periods (including allocations in connection with the Company's dissolution and liquidation); and

(c)   Next, to all Persons recognized under this Agreement as an owner of Class A Members and Class C Members, in an amount equal to the positive balances of their respective Capital Accounts, in proportion to their respective amounts of such balances, after such Capital Account balances have been adjusted to give effect to all capital contributions, previous distributions, and allocations of income, gain, loss, or deduction for all periods (including allocations in connection with the Company's dissolution and liquidation); and

(d)   The balance, if any, to all Persons owning Class A, B, C, and D Ownership Interests in proportion to their respective number of Ownership Interests.

9.04   Reasonable Time for Winding Up. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 9.03 in order to minimize any losses otherwise attendant upon such winding up and liquidation.

9.05   Withdrawal. Except as otherwise provided in this Agreement, no Member shall at any time retire or withdraw from the Company or withdraw any amount out of his, her, or its Capital Account or share of the Company's profits, income, or property. Any Member retiring or withdrawing in contravention of this Section 9.05 shall indemnify, defend, and hold harmless the Company and all other Members (other than a Member who is, at the time of such withdrawal, in default under this Agreement) from and against any losses, expenses, judgments, fines, settlements, or damages suffered or incurred by the Company or any such other Member arising out of, or resulting from, such retirement or withdrawal.

9.06   No Deficit Restoration Obligation. Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Regulations section 1.704-1(b)(2)(ii)(g), if any Member has a deficit Capital Account balance (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all fiscal years, including the fiscal year in which the liquidation occurs), such Member shall have no obligation to make any capital contribution to the Company, and the negative balance of such Member's Capital Account shall not be considered a debt owed by such Member to the Company or to any other Person for any purpose whatsoever.

9.07   Return of Capital Contributions Nonrecourse to Other Members. Except as provided by law or as expressly provided in this Agreement, upon dissolution each Member shall look solely to the assets of the Company for the return of any capital contribution with respect to his, her, or its Ownership

Interests. If the Company's property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the capital contributions to one or more Members, such Members shall have no recourse against any other Member or Manager except as otherwise provided in Section 7.01.

ARTICLE X
MISCELLANEOUS

10.01   Amendment. Except as otherwise specifically provided in this Agreement, this Agreement may be amended in whole or in part only upon the written consent of all of the Members.

10.02   Severability. Each provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

10.03   North Carolina Law. The substantive laws of the State of North Carolina shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the parties, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of North Carolina or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of North Carolina.

10.04   Integrated Agreement. This Agreement supersedes any and all prior agreements or dealings between the parties hereto and their respective agents, employees, or officers with respect to the subject matter hereof (except as contained in any other agreements contemplated herein), and this Agreement constitutes the entire understanding and agreement between the parties hereto with respect to the subject matter hereof, and there are no agreements, understandings, restrictions, representations or warranties between the parties (subject to such exception) other than those set forth herein or herein provided for.

10.05   Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any of its Affiliates, and no creditor that makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time, as a result of making the loan, any direct or indirect interest in Company profits, losses, gains, distributions, capital or property other than as a secured creditor or unsecured creditor, as the case may be.

10.06   Gender. Unless the context clearly indicates otherwise, the masculine, feminine and neuter genders shall be deemed to be interchangeable, and the singular shall include the plural and *vice versa*.

10.07   Waiver. No consent or waiver, express or implied, by the Company, any Manager, Economic Member, Member, or any Member to or for any breach or default by the Company, any Manager, Economic Member, Member, or any other Member in the performance by the Company, any Manager, Economic Member, Member, or such other Member of his, her, or its obligations under this Agreement shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by the Company, any Manager, Economic Member, Member, or such other Member of the same or any other obligations of the Company, the Manager, Economic Member, Member, or such other Member under this Agreement. Failure on the part of the Company, any Manager, Economic Member, Member, or any Member to complain of any act or failure to act of the Company, any Manager, Economic Member, Member, or any of the other Members or to declare the Company, any Manager, Economic Member, Member, or any of the other Members in default, regardless of how long such failure continues, shall not constitute a waiver by the Company, a Manager, Economic Member, Member, or such Member of his, her, or its rights hereunder.

10.08 <u>Binding Agreement</u>. Subject to the restrictions on transferability set forth in this Agreement, this Agreement shall inure to the benefit of and be binding upon the Members and their respective legal representatives, successors, and assigns.

10.09 <u>Counterparts; Delivery by Facsimile</u>. This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document. All counterparts shall be construed together and shall constitute one Agreement. This Agreement and any signed agreement or instrument entered into in connection with this Agreement or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine as a defense to the formation of a contract and each such party forever waives any such defense.

10.10 <u>Notices</u>. All notices under this Agreement shall be in writing and shall be effective upon personal delivery or upon being sent by certified mail, postage prepaid, directed to the address of such person on file in the Company's principal office. Notice shall be deemed given 72 hours after such notice has been deposited in a United States Post Office in the Commonwealth of North Carolina.

(The remainder of this page is intentionally left blank. The next page is the signature page.)

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Operating Agreement of Management: Continental Ground, LLC as of the date first above written.

COMPANY:

MANAGEMENT: CONTINENTAL GROUND, LLC

By: _____

MEMBERS:

_____
Avery Washington II

_____

_____

_____

_____

EXHIBIT A
TO OPERATING AGREEMENT OF
NAME, LLC

<u>Management of Management: Continental Ground, LLC</u>

By attaching his signature hereto, the undersigned does hereby consent and agree to serve as the Manager of Management: Continental Ground, LLC, pursuant to the North Carolina Limited Liability Company Act and the Operating Agreement of Management: Continental Ground, LLC, as such Act and Agreement may be hereafter amended until such time as his death, dissolution and liquidation, removal, resignation, or successor(s) have been duly elected and qualified to serve.

This consent shall be effective as of the ___ of _____, 2024.

_____
Avery Washington II

EXHIBIT B
TO OPERATING AGREEMENT OF
Management: Continental Ground, LLC

Membership of Management: Continental Ground, LLC
As of _____, 2024.

Name of Member	Type of Ownership Interests	Number of Ownership Interests Issued	Number of Ownership Interests Available	Voting Percentage
Avery Washington II	Class A	535	465	100%
	Class B		5,000	0%
	Class C		30,000	0%
	Class D		2,000	0%
Unallocated			962,000	
TOTALS		**535**	**999,465**	**100%**

Note: The distribution of profits is defined under Paragraph 4.02.

EXHIBIT C
TO OPERATING AGREEMENT OF
Management: Continental Ground, LLC

Nonrecourse Debt and Other Allocations

The provisions of this Exhibit C shall apply to the Company and its Members at all times during which the Company is treated as a partnership for federal tax purposes.

Section C.1 Definitions. The following defined terms used in this Exhibit C shall have the meanings specified below:

(a) "Adjusted Capital Account Deficit" shall mean the Member's Capital Account increased by (i) the amount of any deficit balance that the Member is obligated to restore upon liquidation of the Company pursuant to Regulations section 1.704-1(b)(2)(ii)*(b)(3)* or is treated as obligated to restore pursuant to Regulations section 1.704-1(b)(2)(ii)*(c)*, and (ii) the amount of the Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, and decreased by (iii) the items described in Regulations section 1.704-1(b)(2)(ii)*(d)(4)*, *(5)*, and *(6)*. The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(b) "Company Minimum Gain" shall have the meaning set forth for "partnership minimum gain" in sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations.

(c) "Member Nonrecourse Debt" shall have the meaning set forth for "partner nonrecourse debt" in section 1.704-2(b)(4) of the Regulations.

(d) "Member Nonrecourse Debt Minimum Gain" shall mean an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with section 1.704-2(i)(3) of the Regulations.

(e) "Member Nonrecourse Deductions" shall have the meaning set forth for "partner nonrecourse deductions" in sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations.

(f) "Nonrecourse Deductions" shall have the meaning set forth in section 1.704-2(b)(1) of the Regulations.

(g) "Nonrecourse Liability" shall mean a liability of the Company for which no Member bears the economic risk of loss within the meaning of section 1.752-2 of the Regulations.

Unless otherwise specified defined, other terms with initial capital letters used in this Exhibit C shall have the same meaning as ascribed thereto in the main text of the Operating Agreement of the Company, as such agreement may be further amended or restated from time to time in accordance with the provisions thereof (the "Agreement"). This Exhibit C shall be treated for all purposes as being fully a part of, and incorporated within, the Agreement, as if the provisions of this Exhibit C were set forth in the main text of the Agreement.

Section C.2   Special Allocations. The following special allocations shall be made in the following order:

(a) Minimum Gain Chargeback. Except as otherwise provided in section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Exhibit C or of Article IV of this Agreement, if there is a net decrease in Company Minimum Gain during any fiscal year or other applicable period, each Member shall be specially allocated items of Company income and gain for such fiscal year or other applicable period (and, if necessary, subsequent fiscal years or other applicable periods) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section C.2(a) is intended to comply with the minimum gain chargeback requirement in section 1.704-2(f) of the Regulations and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Exhibit C or of Article IV of this Agreement, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any fiscal year or other applicable period, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such fiscal year or other applicable period (and, if necessary, subsequent fiscal years or other applicable periods) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section C.2(b) is intended to comply with the minimum gain chargeback requirement in section 1.704-2(i)(4) of the Regulations and shall be interpreted consistently therewith.

(c) Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocations, or distributions described in section 1.704-1(b)(2)(ii)(*d*)(*4*), section 1.704-1(b)(2)(ii)(*d*)(*5*), or section 1.704-1(b)(2)(ii)(*d*)(*6*) of the Regulations, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible; provided, however, that an allocation pursuant to this Section C.2(c) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Section C.2 have been tentatively made as if this Section C.2(c) were not in the Agreement.

(d) Gross Income Allocation. If any Member has a deficit Capital Account at the end of any fiscal year (or other applicable period) that is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; provided, however, that an allocation pursuant to this section C.2(d) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Exhibit C or in Article IV of this Agreement have been made as if Section C.2(c) hereof and this Section C.2(d) were not in the Agreement.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any fiscal year or other applicable period shall be specially allocated to the Members in accordance with their respective numbers of Ownership Interests as such respective numbers of Ownership Interests may be amended from time to time in accordance with this Agreement.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any fiscal year or other applicable period shall be specially allocated to the Member that bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations section 1.704-2(i)(1).

(g) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code section 734(b) or Code section 743(b) is required, pursuant to Regulations sections 1.704-1(b)(2)(iv)*(m)(2)* or 1.704-1(b)(2)(iv)*(m)(4)*, to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's Ownership Interests in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated: (i) if Regulations section 1.704-1(b)(2)(iv)*(m)(2)* applies, to the Members in accordance with how they would share the allocated item of gain or loss if it were included in computing the Net Income or Net Loss in the Company for the period in which the adjustment occurs; or (ii) if Regulations section 1.704-1(b)(2)(iv)*(m)(4)* applies, to the Member to which such distribution was made.

Section C.3 Curative Allocations. The allocations set forth in Section C.2 hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section C.3. Therefore, notwithstanding any other provision of this Exhibit C (other than the Regulatory Allocations), such offsetting special allocations of Company income, gain, loss, or deduction shall be in whatever manner the Management determines appropriate (based on the advice of the Company's tax advisors) so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to other Sections of the Agreement. In exercising its discretion under this Section, the Management shall take into account future Regulatory Allocations that, although not yet made, are likely to be made and offset other prior Regulatory Allocations.

Section C.4 Compliance with Regulations. It is the intent of the Members that, to the greatest extent possible, the allocations of all items of income, gain, loss, deduction, and credit under this Agreement (i) have "substantial economic effect" within the meaning of, or otherwise be in accordance with, Code section 704(b) and the Regulations promulgated thereunder, and/or (ii) be consistent with the Members' interests in the Company. Accordingly, to the extent adjustment to the allocations under this Agreement is necessary in order to be in compliance with the provisions of Code section 704(b) and the Regulations thereunder, such necessary adjustments in the allocations shall be made, but only to the smallest extent necessary. Furthermore, if there has been any adjustment in the allocations to the Members on account of the preceding sentence, subsequent allocations of income, gain, loss, deduction, or credit shall, to the extent possible, be allocated to the Members in the order and in a manner designed to result in each Member's having a Capital Account balance equal to what such balance would have been had the allocation(s) pursuant to the preceding sentence not occurred, and in a manner that is likely to minimize any economic distortions that otherwise might result.